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                                          EXHIBIT 1
                                          NEWS RELEASE

          AK STEEL AND UNITED STEELWORKERS OF AMERICA
              REACH AGREEMENT ON ASHLAND CONTRACT

MIDDLETOWN, OH, March 19, 1997--AK Steel (NYSE:AKS) and the United Steelworkers of America today announced they have reached an agreement which resolves the expiration date of the labor agreement covering the company's Ashland (Kentucky) Works' USW-represented employees.

    The terms of the agreement include:

     The present labor agreement remains in effect until September
1, 2000;

     A $.50 per hour general wage increase and $500 bonus for all active employees effective March 30, 1997;

     A $.25 per hour general wage increase and $500 bonus for all active employees effective March 29, 1998 and March 28, 1999.

     In addition, laid-off hourly production and maintenance employees who lose recall rights after March 28, 1997, will be eligible for preferential hiring based on qualifications and continuous service, for future bargaining unit vacancies.

     The agreement covers approximately 1,030 hourly employees of AK Steel's Ashland steelmaking facility.

     AK Steel produces low-carbon flat-rolled steel for automotive, appliance, construction and other markets. The company employees about 5,800 people in plants and offices in Middletown and Ashland, Kentucky.